KARPUS INVESTMENT MANAGEMENT
183 SULLY'S TRAIL
PITTSFORD, NEW YORK 14534
(866) 527-7871

Shareholders and Investment Professionals: April 29, 2011

In the proxy contest for Putnam Municipal Opportunities Trust (PMO), you have a clear choice between voting with your fellow shareholders, whose interests are aligned directly with yours, or voting with current management who collects a fee on your assets regardless of how well the Fund performs. Below are some key issues we believe deserve your thorough consideration.

$ for Shareholders **Vote the "GREEN" Card**	vs.	**$ for Putnam** Vote the "White" Card
1. <u>Vote with fellow shareholders for a truly independent board.</u> • Our trustee nominees own 8 times as many shares of PMO than Putnam's slate. • Our trustee nominees do not serve on any other Putnam boards.	vs.	Putnam's trustee nominees serve on 104 Putnam funds and are paid and aggregate annual compensation of $3,046,063. How "independent" can they be?
2. <u>Improved investment results equate to dollars in shareholders pockets.</u> If elected, our trustee nominees will seek out a top manager in the hopes of improving PMO's lackluster performance.	vs.	Under Putnam's management, PMO ranks in the bottom third to half of its peer group for 3, 5, and 10-year time periods.
3. <u>Our trustee nominees will seek to lower the Fund's expenses and management fees.</u>	vs.	The Fund will likely maintain the status quo and pay the average fees, while continuing to pay remarketing agent fees for preferred share auctions that continue to fail.
4. <u>Our trustee nominees will seek to reduce or eliminate the discount at which PMO trades</u>.	vs.	Continued poor management of the Fund's discount. PMO has traded at a discount to its net asset value for 6.5 years.
5. <u>Shareholders could lose money if they do not vote the Green Card</u>. Should Karpus be unsuccessful, we may have to sell our shares in the market, which could depress the price and cause the discount to widen.	vs.	Should Putnam win and the below average performance continue, Karpus may have to sell shares possibly causing the price to drop and the discount to widen, causing you to lose value.

Vote "GREEN" to increase value.	**Do not vote "White."** **Maintaining the status quo is not acceptable.**

<u>**Only your last vote counts**</u>. **As your fellow long-term shareholder, we strongly urge you to vote the GREEN card TODAY.**

<u>**PMO's Trustees have failed us and it is time for change.**</u>

Sincerely,

Daniel L. Lippincott

Daniel L. Lippincott
Senior Tax-Sensitive Manager/Municipal Analyst